SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

COMMISSION FILE NUMBER 0-26825

N2H2, INC.

(Exact name of registrant as specified in its charter)

900 FOURTH AVENUE, SUITE 3600

SEATTLE, WASHINGTON 98164

(206) 336-1501

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, WITHOUT PAR VALUE

SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date: ONE

Pursuant to the requirements of the Securities Exchange Act of 1934, N2H2, INC. has caused this Certification and Notice of Termination to be signed on its behalf by the undersigned duly authorized person.

Date: October 14, 2003	N2H2, INC.

	By:	/s/ Mary K. Budge
	Name:	Mary K, Budge
	Title:	Treasurer and Secretary

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